FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 13, 2017 – GPA [BM&FBOVESPA: PCAR4; NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA:VVAR3 and VVAR11] announce their sales performance in the first quarter of 2017. All comparisons are with the same period in 2016, except where stated otherwise.

In the financial statements of GPA on March 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retrospective adjustment to net sales and other profit or loss lines as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Accordingly, the following comments do not include the performance of Via Varejo, which is shown on page 3.

Sales Performance 1Q17 - GPA Food
Net revenue adjusted for calendar effects (1) grew 9.5% vs. 1Q16, confirming the recovery at Extra Hiper and consistent growth at Assaí. Both formats outperformed the market (*)
Multivarejo
- Volume recovery, with notable positive growth of around 2% at Extra, and improved customer traffic trend of 410 bps at Multivarejo vs.
1Q16
- Same-store sales growth of 2.0%(1), impacted by lower food inflation in the period (down from 13.1% in 1Q16 to 5.2% in 1Q17)
- Extra Hiper presented same-store sales growth above 4Q16, reaching 5.4%, while recovering market share. This performance reflects the accuracy of its commercial strategies, without additional pressure on gross margin
Assaí
- Net revenue grew 28.8%, sustaining a strong performance in the quarter. Same-store growth reached 12.9%(1)(3), driven by the continuous double-digit growth in customer traffic but impacted by lower food inflation (from 13.1% in 1Q16 to 5.2% in 1Q17)
- Significant growth of the two converted stores: sales grew over 2.5 times. Five more stores are already in the process of conversion
(*) Food Segment: performance above the market in relation to ABRAS (Brazilian Supermarket Association) and PMC (Monthly Retail Survey by IBGE). Extra Hiper and Assaí: growth above the market according to Nielsen data.

(1)	Adjusted for calendar effects related to: February (1 day less) and March (Easter effect). The adjustment was 280 bps for GPA Food, which approximately 380 bps in Multivarejo and 50 bps in Assaí.
(2)	Extra and Pão de Açúcar banners: Supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from leasing of commercial centers.
(3)	Includes sales of two stores already converted from Extra Hiper to Assaí, which contributed by 60 bps to Food and 190 bps to Assaí.

Multivarejo:

Net sales totaled R$6.5 billion in 1Q17, with same-store sales growing 2.0%(1). Performance in the quarter continued to prove the success of commercial strategies, with sequential recovery of volumes by 840 bps and improved customer traffic by 410 bps in relation to the same period the previous year.
Other effects had a negative impact on sales performance in the period:

i)	optimization of the store portfolio, resulting in the closure of 60 stores in the last 12 months and 20 in the quarter, of which 5 hypermarkets being converted into Assaí; and
ii)	effect of lower food inflation in the period (around 5.2% in 1Q17 vs. 13.1% in the same period last year).

The highlights at each banner were:

o	Extra:
Extra Hiper continued to register improvement in same-store sales performance, with market share recovery and increases in volume and customer traffic as a result of the successful strategies adopted for this format. The highlights were:

Same-store sales presented a performance above 4Q16, with growth of 5.4%(1) . This performance is even more significant considering that inflation in the food category was 520 bps lower in relation to 4Q16.
The non-food category continued to register positive growth, driven by store-in-store mobile initiatives (already implemented in 60 stores) and the Technology Festival campaign, as well as FGTS
(severance guarantee fund for workers) withdrawals in March;
Market share gains in volume at Extra Hiper in the last 12 measurements. Current market share is already higher than the historical levels of 2015, and the banner demonstrates an accelerated growth in relation to the market in the initial months of 2017.
Extra Super registered same-store sales performance of 1.0%(1) , despite being impacted by the decline in inflation in the food category. The highlight was the strong recovery in volume, growing 1.9% in the quarter, besides improved customer traffic compared to 1Q16 and 4Q16.

o	Pão de Açúcar:
Same-store sales performance was significantly affected by lower inflation in the period. The improved volume trend (+310bps) and customer traffic (+260bps) compared to 1Q16 were not enough to offset the impact of inflation. The banner continued to retain its market share in January and February.

o	Proximity:
Sales performance impacted by the closure of 41 stores in the last 12 months. Same-store sales growth was affected by a strong comparison basis due to store conversions from Minimercado Extra to Minuto Pão de Açúcar in 1Q16.

Assaí:

o	Net sales reached R$4.0 billion in 1Q17, with strong growth of 28.8%(1) . Expansion in the last 12 months (12 stores including two Extra Hiper conversions) contributed approximately R$600 million to net sales in the period;
o	Assaí already accounts for 38.3% of net sales in 1Q17, an increase of 640 bps from the same period last year;
o	Same-stores sales increased 12.9%(1)(3) , driven by the continued double-digit growth in customer traffic, but strongly impacted by inflation in the food category, which was 790 bps lower;
o	The first two Extra Hiper stores converted into Assaí continue to deliver strong performance in 1Q17, registering an increase of over 2.5 times in sales;
o	The Company has already started working on the conversion of five more stores, which should be delivered over the course of 2Q17 and in early 3Q17. At least 15 conversions are expected by the year-end;
o	As in 2016, Assaí continues to gain market share due to the maturation of new stores and the strong pace of expansion in recent years.

Expansion:

o	In 1Q17, the Company focused on continuing the store portfolio optimization plan:
	i)	5 Extra Hiper stores were closed and converted to Assaí;
	ii)	16 stores were closed: 10 Minimercado Extra, 1 Pão de Açúcar, 1 Assaí, 1 fuel station and 3 drugstores;
o	Opening of 1 Pão de Açúcar and 1 fuel station in the quarter, as well as 48 new adhesions to the Aliados project, which already has 150 partners.
o	8 stores are under construction: 7 Assaí (including 5 Extra Hiper conversion and 2 new stores) and 1 Minuto Pão de Açúcar. These stores should be delivered in 2Q17 or early 3Q17.

Net revenue in 1Q17 was R$6 billion, up 2.2% from 1Q16, reflecting the strong sales recovery in relation to the previous year (-11.8%) and the previous quarter (-1.0%). This performance reflects greater balance between growth and profitability. The end of the quarter was marked by a significant recovery in sales pace at both the online and offline channels. Sales growth returned to above double-digit levels, similar to during the pre-crisis period.

Brick-and-Mortar Stores

o	In 1Q17, same-store sales grew 2.5%. Net book revenue grew 4.2% in 1Q17 compared to 1Q16. On a pro forma basis, adding R$110 million of revenue from credits related to the Lei do Bem tax incentive law in 1Q16, growth would be 1.8%.
o	This performance was the result of the following factors: (1) successful commercial strategy adopted during the Consumer Week; (2) kiosks to provide customers with guidance on withdrawing the balance available in their inactive FGTS (workers’ severance pay) accounts; (3) activation of multichannel sales; and (4) favorable commercial conditions resulting from close relations with suppliers.
o	Mobile phones remained the top performer among categories, with double-digit sales growth and greater share of the sales mix. TV sales also increased their share of the total sales mix, possibly reflecting the switch from analog to digital signals in the São Paulo metropolitan region.

Online Business

o	Important recovery in GMV to R$1,576 million, and growth of 2.0%, compared to -10.5% in 1Q16. Marketplace represents 20% of total GMV in 1Q17, increasing its share by 500 bps compared to 1Q16.
Today, there are approximately 4,000 sellers who offer around 2 million items that complement the portfolio of products offered by Via Varejo.
o	Net book revenue fell 5.7% in 1Q17 compared to 1Q16. On a pro forma basis, adding R$32 million of revenue from credits related to the Lei do Bem in 1Q16, the decline would be 8.2%.
o	Additionally, the click & collect segment expanded its presence to all 974 Via Varejo stores, reflecting the successful integration of the online and offline stores. Sales volume increased 66%, while eligible products increased from 18% of sales to around 30%.

Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 6155 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period the previous year, except where stated otherwise.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 13, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.